10026575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 ENDING December 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trident Partners, Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Crossways Park Drive
(No. and Street)

Woodbury	NY	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Schantz 516-681-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Brian Schantz swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Trident Partners, Ltd., as of

December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

February 25, 2010

Lisa Lee Herbert

Notary Public

LISA LEE HERBERT
Notary Public - State of New York
No. 01HE5084655
Qualified in Nassau County
Commission Expires Sept 8,20/4

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ✖ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Trident Partners, Ltd.
Woodbury, New York

We have audited the accompanying statement of financial condition of Trident Partners, Ltd. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trident Partners, Ltd. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 19, 2010

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

TRIDENT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	56,389
Due from clearing brokers		352,891
Securities owned		3,055
Other assets		128,725
	$	541,060

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$	106,581
Accounts payable and accrued expenses		177,209
		283,790

Stockholder's equity

Capital stock, no par value; 200 shares authorized; 10 shares issued and outstanding		15,000
Paid-in capital		1,273,648
Retained earnings (deficit)		(1,031,378)
		257,270
	$	541,060

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 3,824,869
Trading and other income	1,708,991
	5,533,860
EXPENSES	
Commissions expense	2,556,366
Salaries and payroll related expenses	1,561,740
Occupancy	83,440
Professional fees	226,422
Operating expenses	1,222,725
	5,650,693
NET LOSS	$ (116,833)

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net Loss	$ (116,833)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Due from clearing brokers	(131,227)
Securities owned	(1,815)
Other assets	(28,573)
Increase (decrease) in liabilities:	
Commission payable	71,682
Accounts payable and accrued expenses	62,973
Total adjustments	(26,960)
Net cash used in operating activities	(143,793)
Cash flows from financing activities	
Capital contribution	139,000
Net cash provided by financing activities	139,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,793)
CASH AND CASH EQUIVLAENTS - BEGINNING	61,182
CASH AND CASH EQUIVALENTS - END	$ 56,389

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 4,348

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	*PAID-IN CAPITAL*	*RETAINED EARNINGS (DEFICIT)*	*TOTAL*
Balance - beginning	$ 15,000	$ 1,134,648	$ (914,545)	$ 235,103
Capital additions	-	139,000	-	139,000
Net loss	-	-	(116,833)	(116,833)
Balance - end	$ 15,000	$ 1,273,648	$ (1,031,378)	$ 257,270

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Securities owned are recorded at current market values. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions applicable to the securities or to the Company.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, First Clearing Corp., located in Richmond Virginia. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing firm record customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, control off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts exceeded Federal Deposit Insurance Corporation limits.

Income taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

	Level1	Level 2	Level 3	Total
Assets				
Investments in securities, at fair value	$ 1,233	$ -	$ -	$ 1,233

4. SECURITIES OWNED

Securities owned consist of various equity securities.

5. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

6. INCOME TAXES

The Company has net operating losses for tax purposes of approximately $680,000 that expire by 2028 available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

7. 401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing Corp. and promptly transmits all customer funds and securities to First Clearing Corp. First Clearing Corp. carries all of the accounts of such customers and maintains and preserves such books and records.

9. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space in Woodbury, New York. Rent expense for the year ended December 31, 2009 was approximately $83,000.

Minimum future rental payments are approximately as follows:

2010	$ 86,000
2011	89,000
2012	92,000
2013	95,000
2014	98,000
2015	43,000
	$ 503,000

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $126,902, which was $107,983 in excess of its required net capital of $18,919. The Company had a percentage of aggregate indebtedness to net capital of 223% as of December 31, 2009.

11. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2009, through the date of issuance of these financial statements on February 19, 2010. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

TRIDENT PARTNERS, LTD. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL		
Stockholders' equity	$	257,270
Deductions and/or charges Nonallowable assets		129,948
Net capital before undue concentration and haircuts on securities positions		127,322
Haircuts and undue concentrations		420
NET CAPITAL	$	126,902
AGGREGATE INDEBTEDNESS	$	283,790
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$	18,919
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	107,983
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		223%

Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2009

Net capital, as reported in Company's part II (unaudited) Focus report	$	139,128
Net audit adjustments		(12,226)
Net Capital, per above	$	126,902

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Trident Partners, Ltd.
Woodbury, New York

In planning and performing our audit of the financial statements of Trident Partners, Ltd. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 19, 2010

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Trident Partners, Ltd.
Woodbury, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Trident Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Trident Partners, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Trident Partners, Ltd.'s management is responsible for Trident Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049342 FINRA DEC
TRIDENT PARTNERS LTD 11*11
ATTN: MICHELLE CERINI
181 CROSSWAYS PARK DR
WOODBURY NY 11797-2016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michelle Cerini 516-681-9100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 11,865.14

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,669.41)

2/4/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8195.73

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 8195.73

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trident Partners LTD
(Name of Corporation, Partnership or other organization)

Michelle Cerini
(Authorized Signature)

FINOP
(Title)

Dated the 4 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 4,746,054.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4746054.00

2e. General Assessment @ .0025 $ 11865.14

(to page 1 but not less than $150 minimum)

TRIDENT PARTNERS, LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL
REPORT ON SIPC ASSESSMENTS

DECEMBER 31, 2009